UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  December 12, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT




1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         December 12, 2006

3.       PRESS RELEASE

         The press release was released on December 12, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         December 22, 2006.




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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                   DECEMBER 12, 2006

   ROCHESTER CLOSES ACQUISITION OF REMAINING 49% INTEREST IN MINA REAL PROJECT

VANCOUVER,  CANADA - ROCHESTER RESOURCES LTD. (THE "COMPANY") (TSXV: RCT; OTCBB:
RCTFF AND FRANKFURT: R5I): The Board of Directors is pleased to announce the closing of the acquisition by the Company of the remaining 49% interest in the Mina Real Project previously announced on October 19, 2006 by way of acquisition of all of the issued shares of ALB Holdings Inc. ("ALB"). The sole asset of ALB is the 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico"). The Company has issued 10,500,000 common shares to the shareholders of ALB in connection with the acquisition. These shares are subject to a four-month hold period expiring April 2, 2007.

In addition, the Company has completed the non-brokered private placement announced on November 30, 2006 for the revised amount of 700,456 units, at $1.15 per unit, with each unit consisting of one share and a full warrant. Each warrant will be exercisable at $1.40 for a term of two years and will contain a forced conversion provision which comes into effect after June 30, 2007 should the shares trade in excess of $2.30 per share for 45 consecutive trading days. The shares and the warrants are subject to a four-month hold period expiring on April 12, 2007. Three associated institutional investors subscribed to 300,000 Units of the aforenoted private placement which brings their combined holding to 3,196,500 common shares and 1,336,900 warrants which, if exercised, would increase their common share holdings to 16.7% of the outstanding shares of the Company.

Upon closing of the acquisition and the private placement, the Company will have 25,522,191 common shares outstanding. Dr. Alfredo Parra, the President of Mina Real Mexico and founder of the Mina Real Project, now owns 13.2% of the outstanding common shares of the Company. Dr. Parra, in addition to being President of Mina Real Mexico and the Company's in-house Qualified Perrson, is a member of the Board of Directors of the Company and a QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

"THE CONSTRUCTION OF OUR 200 TONNES/DAY MILL AND RELATED INFRASTRUCTURE IS NOW NEARING COMPLETION AND I EXPECT TO INITIATE START-UP PROCEDURES WITHIN THE NEXT WEEK TO TEN DAYS. METALLURGICAL TESTS INDICATE THAT ONCE THE MILLING OPERATION REACHES ITS DESIGN EFFICIENCY WE SHOULD ACHIEVE RECOVERY RATES IN THE AREA OF 95% FOR GOLD AND BETWEEN 60 AND 92% FOR SILVER, DEPENDING ON THE LEVEL OF MANGANESE IN THE ORE. ONCE THE BASE MILLING OPERATIONS HAVE BEEN STABILIZED A DESIGN ENHANCEMENT WILL BE COMPLETED THAT SHOULD STABILIZE THE RECOVERY OF SILVER AT THE 90% LEVEL.

THE COMPANY'S STRATEGY IS TO UTILIZE THE CASH FLOW FROM MINING AND MILLING OPERATIONS TO DEVELOP A 43-101 COMPLIANT RESOURCE RELATIVE TO THE OVER 6 KILOMETERS OF IDENTIFIED VEIN STRUCTURE ON THE MINA REAL PROPERTIES AND EXPAND MINING AND MILLING OPERATIONS TO THE 300+ TONNES/DAY LEVEL BY MID-2007. CONCURRENTLY, THE COMPANY WILL BE CONCENTRATING ON THE ACQUISITION OF ADVANCED EXPLORATION AND DEVELOPMENT PROPERTIES IN THE REGION EITHER SOURCED 100% BY THE COMPANY'S MANAGEMENT OR ACQUIRED THROUGH JOINT VENTURES WITH JUNIOR EXPLORATION ORIENTED COMPANIES OR MAJORS WHO DON'T HAVE THE LOCAL EXPERTISE OR STRATEGIC DESIRE TO OPERATE SMALLER MINING PROJECTS WITH CAPACITY IN THE RANGE OF 200-500 TONNES/DAY." STATED DR. ALFREDO PARRA, PRESIDENT OF MINA REAL MEXICO.


ON BEHALF OF THE BOARD                         INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                    Douglas F. Good
Douglas F. Good, President & CEO                    Tel: 1-877-541-6285
                                           Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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